SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

BGS ACQUISITION CORP.
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, no par value
(Title of Class of Securities)

G1082J100
(CUSIP Number of Class of Securities)

Cesar Baez
c/o BGS Acquisition Corp.
6342 North Bay Road
Miami Beach, FL 33141
(212) 823-0821
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$8,449,479.15	$1,152.51

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 832,461 ordinary shares of BGS Acquisition Corp., no par value, at the tender offer price of $10.15 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $136.40 per million dollars of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,152.51	Filing Party: BGS Acquisition Corp.
Form or Registration No.: Schedule TO-I	Date Filed: October 21, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

BGS Acquisition Corp., a British Virgin Islands business company with limited liability (“BGS” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission  on October 21, 2013 (the “Original Schedule TO”).  The Original Schedule TO, as amended by this Amendment No. 1 (this “Schedule TO”), relates to the Company’s offer to purchase for cash up to 832,461 of its ordinary shares, no par value (“Ordinary Shares”), at a price of $10.15 per share, net to the seller in cash, without interest for an aggregate purchase price of up to $8,449,479.15. The Company’s offer is being made upon the terms and subject to certain conditions set forth in the Amended and Restated Offer to Purchase dated November 4, 2013 (the “Offer to Purchase”), filed herewith as Exhibit (a)(1)(F) to this Schedule TO and the Amended and Restated Letter of Transmittal (the “Letter of Transmittal”) filed herewith as Exhibit (a)(1)(G) to this Schedule TO (which, as amended or supplemented from time to time, together constitute the offer (the “Offer”)).

This Schedule TO, as it amends and supplements the Original Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Exchange Act.

All information in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(F) and (a)(1)(G), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is BGS Acquisition Corp., a British Virgin Islands business company with limited liability. The address of BGS’ principal executive office is 6342 North Bay Road, Miami Beach, FL 33141; telephone (305) 866-1102.

(b) Securities.

This Schedule TO relates to the Company’s Ordinary Shares, no par value.  As of November 4, 2013, there were 3,151,016 Ordinary Shares issued and outstanding.

(c) Trading Market and Price.

The information set forth in the section of the Offer to Purchase titled “Price Range of Securities and Dividends” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The executive officers and directors of the Company are set forth in the following table:

Name	Age	Position
Julio Gutierrez	58	Chairman
Cesar Baez	58	Chief Executive Officer and Director
Rolando Horman	67	President and Director
Mariana Gutierrez Garcia	31	Chief Financial Officer
Alan Menkes	54	Director
Gustavo Garrido	45	Director
Julian Diaz Bortolotti	36	Executive Vice-President
Federico Bertoldo	38	Vice-President
John Grabski	53	Director

The address and telephone number of each director and executive officer is: c/o BGS Acquisition Corp., 6342 North Bay Road, Miami Beach, FL 33141; telephone: (305) 866-1102.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Number of Ordinary Shares; Purchase Price; No Proration” is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Ordinary Shares; Purchase Price; No Proration,” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

(1)(iv) Not applicable.

(1)(v) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Extension of the Offer; Termination; Amendment” is incorporated herein by reference.

(1)(vi) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(vii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Procedures for Tendering Shares” and “The Offer—Withdrawal Rights” is incorporated herein by reference.

(1)(viii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Purchase of Shares and Payment of Purchase Price” is incorporated herein by reference.

(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Number of Ordinary Shares; Purchase Price; No Proration” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(1)(x) Not applicable.

(1)(xi) Not applicable.

(1)(xii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer—Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(2)(i)-(vii) Not applicable.

(b) Purchases.

Holders of our ordinary shares issued prior to our initial public offering, including our officers and directors, have agreed not to participate in the Offer with respect to such shares. We are not purchasing any securities from any of our officers, directors or affiliates.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Offer—Purpose of the Offer; Certain Effects of the Offer” and “The Business Combination—Interests of Certain Persons in the Business Combination” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Offer—Purpose of the Offer; Certain Effects of the Offer,” “Security Ownership of Certain Beneficial Owners of BGS Corp.” and “The Business Combination—Interests of Certain Persons in the Business Combination” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer—Purpose of the Offer; Certain Effects of the Offer,” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Purchase titled “The Offer—Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Plans.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination,” “The Offer— Purpose of the Offer; Certain Effects of the Offer,” and “Price Range of Securities and Dividends,” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “The Offer—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination” and “The Offer—Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Risk Factors,” “The Business Combination—Interests of Certain Persons in the Business Combination,” and “Security Ownership of Certain Beneficial Owners of BGS Corp.” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “The Offer—Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “The Business Combination—Interests of Certain Persons in the Business Combination” and the Letter of Transmittal, a copy of which is filed as Exhibit (a)(l)(G) hereto, is incorporated herein by reference.

(c) Other Material Information.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” “Forward-Looking Statements,” “Risk Factors,” “The Business Combination,” “Price Range of Securities and Dividends,” and “Where You Can Find More Information” is incorporated herein by reference.

The Offer is not being made to, nor will we accept tenders from, or on behalf of, owners of Ordinary Shares in any state in which the making of the Offer or its acceptance would not comply with the securities or “blue sky” laws of that state. We are not aware of any state in which the making of the Offer or the acceptance of tenders of, purchase of, or payment for, Ordinary Shares in accordance with the Offer would not be in compliance with the laws of such state. We, however, reserve the right to exclude shareholders in any state in which it is asserted that the Offer cannot lawfully be made or tendered Ordinary Shares cannot lawfully be accepted, purchased or paid for. So long as we make a good-faith effort to comply with any state law deemed applicable to the Offer, we believe that the exclusion of holders residing in any such state is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated October 21, 2013.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)**	Amended and Restated Offer to Purchase dated November 4, 2013.
(a)(1)(G)**	Amended and Restated Letter of Transmittal to Tender Ordinary Shares.
(a)(1)(H)**	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(I)**	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(b)(1)
Loan Agreement, dated March 20, 2012, by and between BGS Acquisition Corp. and Julio Gutierrez (incorporated by reference to Exhibit 4.10 to the Form 20-F filed by BGS Acquisition Corp. on December 14, 2012).

(b)(2)	Promissory Note, dated September 21, 2011, issued to Julio Gutierrez (incorporated by reference to Exhibit 10.1 to the Form F-1 filed by BGS Acquisition Corp. on December 28, 2011).

Exhibit Number	Description
(d)(1)
Underwriting Agreement, dated March 20, 2012, by and between BGS Acquisition Corp. and The PrinceRidge Group LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by BGS Acquisition Corp. on March 26, 2012).

(d)(2)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by BGS Acquisition Corp. on September 17, 2013).
(d)(3)
Warrant Agreement, dated July 14, 2011, by and between BGS Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by BGS Acquisition Corp. on March 26, 2012).

(d)(4)
Amended and Restated Merger and Share Exchange Agreement, dated August 13, 2013, by and among BGS Acquisition Corp., BGS Acquisition Subsidiary, Inc., TransnetYX Holding Corp., Black Diamond Holdings LLC and Black Diamond Financial Group, LLC. (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by BGS Acquisition Corp. on August 23, 2013).

(d)(5)
Investment Management Trust Agreement, dated March 20, 2012, by and between BGS and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by BGS Acquisition Corp. on March 26, 2012).

(d)(6)
Amendment No. 1 to the Investment Management Trust Agreement, dated September 25, 2013, by and between BGS Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4 filed by BGS Acquisition Subsidiary, Inc. on September 6, 2013).

(g)	Not applicable.
(h)	Not applicable.

*Previously filed.
**Filed herewith

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BGS ACQUISITION CORP.

By:	/s/ Cesar Baez
Cesar Baez
Chief Executive Officer

Date:      November 4, 2013

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated August 23, 2013.
(a)(1)(B)*	Letter of Transmittal To Tender Ordinary Shares.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)**	Amended and Restated Offer to Purchase dated November 4, 2013.
(a)(1)(G)**	Amended and Restated Letter of Transmittal to Tender Ordinary Shares.
(a)(1)(H)**	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(I)**	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(b)(1)
Loan Agreement, dated March 20, 2012, by and between BGS Acquisition Corp. and Julio Gutierrez (incorporated by reference to Exhibit 4.10 of the Form 20-F filed by BGS Acquisition Corp. on December 14, 2012).

(b)(2)	Promissory Note, dated September 21, 2011, issued to Julio Gutierrez (incorporated by reference to Exhibit 10.1 of the Form F-1 filed by BGS Acquisition Corp. on March 26, 2012).
(d)(1)
Underwriting Agreement, dated March 20, 2012, by and between BGS Acquisition Corp. and The PrinceRidge Group LLC, as representative of the underwriters (incorporated by reference to Exhibit 1.1 to the Form 6-K filed by BGS Acquisition Corp. on March 26, 2012).

(d)(2)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by BGS Acquisition Corp. on March 26, 2012).
(d)(3)
Warrant Agreement, dated March 20, 2012, by and between BGS Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by BGS Acquisition Corp. on March 26, 2012).

(d)(4)
Amended and Restated Merger and Share Exchange Agreement, dated as of August 13, 2013, by and among BGS Acquisition Corp., BGS Acquisition Subsidiary, Inc., BGS Merger Subsidiary, Inc.,  TransnetYX Holding Corp., Black Diamond Holdings LLC and Black Diamond Financial Group, LLC (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by BGS Acquisition Corp. on August 23, 2013).

(d)(4)
Investment Management Trust Agreement, dated March 26, 2012, by and between BGS and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Form 6-K filed by BGS Acquisition Corp. on March 26, 2012).

(d)(5)
Amendment No. 1 to the Investment Management, dated as of September 25, 2013, by and between BGS and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.2 to the Form S-4 filed by BGS Acquisition Subsidiary, Inc. on September 6, 2013).

(g)	Not applicable.
(h)	Not applicable.

*Previously filed.
**Filed herewith.